Earnings Release
ELBIT SYSTEMS REPORTS
FOURTH QUARTER AND FULL YEAR 2023 RESULTS

Backlog of orders at $17.8 billion; Revenues of $6.0 billion; Non-GAAP net income of $299 million; GAAP net income of $215 million;
Non-GAAP net EPS of $6.70; GAAP net EPS of $4.82

Haifa, Israel, March 26, 2024 – Elbit Systems Ltd. ("Elbit Systems" or the "Company") (NASDAQ and TASE: ESLT), the international high technology defense company, reported today its consolidated results for the fourth quarter and full year ended December 31, 2023.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 7 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented:
"Elbit Systems is committed to supporting the increased requirements of the Israel Ministry of Defense as well as maintaining our commitments to all our customers around the world.
The significant increase in the order backlog in 2023 highlights the relevance of Elbit Systems' portfolio of advanced technological and operationally proven solutions that provide a competitive edge to our customers around the world.
The acceleration in revenue growth reflects the successful implementation of our operational transformation plan, as we increase capacity to convert a growing backlog into revenues.
In 2023, we continued our efforts to focus our portfolio on the end markets that are most relevant.
I would like to express my appreciation to our employees that have demonstrated significant resilience in challenging times. In view of Elbit Systems' growth and our ability to address multiple challenges, including the current conflict, I am confident in our ability to realize our potential."

Fourth quarter 2023 results:

Revenues in the fourth quarter of 2023 were $1,625.8 million, as compared to $1,506.4 million in the fourth quarter of 2022.

Aerospace revenues increased by 3% in the fourth quarter of 2023, as compared to the fourth quarter of 2022 mainly due to increased UAS revenues in Asia Pacific and Europe, partially offset by lower PGM revenues. C4I and Cyber revenues were similar to the revenues in the fourth quarter of 2022. ISTAR and EW revenues increased by 15% mainly due to Electronic Warfare and Electro-Optic systems sales in Europe. Land revenues increased by 30% mainly due to artillery and weapon stations sales in Europe and ammunition sales in Israel. Elbit Systems of America (ESA) revenues decreased by 2% due to lower airborne systems sales.

For distribution of revenues by segments and geographic regions see the tables on page 15.

* see page 7

Earnings Release
Non-GAAP(*) gross profit amounted to $411.4 million (25.3% of revenues) in the fourth quarter of 2023, as compared to $388.0 million (25.8% of revenues) in the fourth quarter of 2022. GAAP gross profit in the fourth quarter of 2023 was $382.1 million (23.5% of revenues), as compared to $380.6 million (25.3% of revenues) in the fourth quarter of 2022. Gross profit in the fourth quarter of 2023 was reduced by approximately $17 million of expenses related to restructuring of a subsidiary's activities.

Research and development expenses, net were $117.4 million (7.2% of revenues) in the fourth quarter of 2023, as compared to $125.4 million (8.3% of revenues) in the fourth quarter of 2022.

Marketing and selling expenses, net were $91.3 million (5.6% of revenues) in the fourth quarter of 2023, as compared to $87.7 million (5.8% of revenues) in the fourth quarter of 2022.

General and administrative expenses, net were $105.9 million (6.5% of revenues) in the fourth quarter of 2023, as compared to $75.8 million (5.0% of revenues) in the fourth quarter of 2022. General and administrative expenses in the fourth quarter of 2023 include approximately $34 million of expenses related to a write-off of an uncollectible balance of contract assets of a discontinued project.

Other operating income in the fourth quarter of 2022, which amounted to $28.6 million was a result of a non-recurring grant received by a subsidiary in Israel, which is associated with the Company meeting a significant milestone in a facility relocation plan.

Non-GAAP(*) operating income was $104.8 million (6.4% of revenues) in the fourth quarter of 2023, as compared to $104.2 million (6.9% of revenues) in the fourth quarter of 2022. GAAP operating income in the fourth quarter of 2023 was $67.6 million (4.2% of revenues), as compared to $120.3 million (8.0% of revenues) in the fourth quarter of 2022.

Financial expenses, net were $45.8 million in the fourth quarter of 2023, as compared to $26.8 million in the fourth quarter of 2022. The increase in 2023 was mainly a result of higher interest rates.

Other income, net was $0.6 million in the fourth quarter of 2023, as compared to other expenses, net of $14.5 million in the fourth quarter of 2022. Other expenses in the fourth quarter of 2022 were mainly a result of revaluation of investments in affiliated companies held under the fair value method.

Taxes on income in the fourth quarter of 2023 were tax benefits of $5.0 million, as compared to tax benefits of $4.5 million in the fourth quarter of 2022. The tax benefits were related to adjustments for prior years following tax settlements in some of the Company's subsidiaries in Israel in the fourth quarters of 2022 and 2023.

Equity in net earnings of affiliated companies was $3.0 million in the fourth quarter of 2023, as compared to $1.8 million the fourth quarter of 2022.

Non-GAAP(*) net income attributable to the Company's shareholders in the fourth quarter of 2023 was $69.7 million (4.3% of revenues), as compared to $76.1 million (5.1% of revenues) in the fourth quarter of 2022. GAAP net income attributable to the Company's shareholders in the fourth quarter of 2023 was $30.0 million (1.8% of revenues), as compared to $85.3 million (5.7% of revenues) in the fourth quarter of 2022. The lower level of net income in the fourth quarter of 2023 was mainly a result of the expenses related to the write-off of uncollectible balance of contract asset and the expenses related to the discontinuing of a subsidiary's activities.

* see page 7

Earnings Release

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.56 for the fourth quarter of 2023, as compared to $1.71 for the fourth quarter of 2022. GAAP diluted earnings per share attributable to the Company's shareholders in the fourth quarter of 2023 were $0.67, as compared to $1.91 in the fourth quarter of 2022.

Full year 2023 results:

Revenues for the year ended December 31, 2023 increased by 8% to $5,974.7 million from $5,511.5 million in 2022.
Aerospace revenues increased by 8% in 2023 as compared to 2022, mainly due to training and simulation revenues in Europe and UAS revenues in Asia Pacific and Europe, partially offset by lower PGM sales. C4I and Cyber revenues increased by 6% year-over-year mainly due to C4I revenues in Asia Pacific. ISTAR and EW revenues increased by 13% in 2023, as compared to 2022, mainly due to sales of Electronic Warfare and Electro-Optic systems in Europe, and countermeasure systems sales. Land revenues increased by 12% in 2023 as compared to 2022, mainly due to the increase in artillery and weapon station sales in Europe and ammunition and munitions sales in Israel. ESA revenues were similar year-over-year.

For distribution of revenues by segments and by geographic regions see the tables on page 15.

Cost of revenues for the year ended December 31, 2023 was $4,491.8 million, as compared to $4,138.3 million in the year ended December 31, 2022.

Non-GAAP(*) gross profit for the year ended December 31, 2023 was $1,533.9 million (25.7% of revenues), as compared to $1,406.6 million (25.5% of revenues) in the year ended December 31, 2022. GAAP gross profit in 2023 was $1,483.0 million (24.8% of revenues), as compared to $1,373.3 million (24.9% of revenues) in 2022.

Research and development expenses, net for the year ended December 31, 2023 were $424.4 million (7.1% of revenues), as compared to $435.7 million (7.9% of revenues) in the year ended December 31, 2022.

Marketing and selling expenses, net for the year ended December 31, 2023 were $359.1 million (6.0% of revenues), as compared to $326.0 million (5.9% of revenues) in the year ended December 31, 2022.

General and administrative expenses, net for the year ended December 31, 2023 were $330.3 million (5.5% of revenues), as compared to $313.0 million (5.7% of revenues) in the year ended December 31, 2022. General and administrative expenses in 2023 include approximately $34 million of expenses related to a write-off of an uncollectible balance of contract assets of a discontinued project.

Other operating income, net in 2022 amounted to $68.9 million and resulted mainly from capital gains related to the sale of buildings and investments by subsidiaries in Israel and in the United Kingdom and a grant received by a subsidiary in Israel.

* see page 7

Earnings Release
Non-GAAP(*) operating income for the year ended December 31, 2023 was $448.7 million (7.5% of revenues), as compared to $367.1 million (6.7% of revenues) in the year ended December 31, 2022. GAAP operating income in 2023 was $369.1 million (6.2% of revenues), as compared to $367.5 million (6.7% of revenues) in 2022.

Aerospace operating income in 2023 was $125.4 million and 6.7% of Aerospace segment revenues, compared to $106.8 million and 6.2% of segment revenues in 2022. The $18.6 million increase in operating income was mainly due to increased revenues and positive program mix.
C4I and Cyber operating income in 2023 was $50.7 million and 7.0% of C4I and Cyber segment revenues, compared to $49.0 million and 7.2% of segment revenues in 2022.
ISTAR and EW operating income in 2023 was $134.9 million and 11.4% of ISTAR and EW segment revenues, compared to $49.1 million and 4.7% of segment revenues in 2022. The $85.8 million increase in operating income was mainly due to increased revenues and positive program mix.
Land operating income in 2023 was $80.6 million and 6.2% of Land segment revenues, compared to $28.6 million and 2.4% of segment revenues in 2022. The $52.0 million increase in operating income was mainly due to increased revenues, positive program mix and progress in the operational transformation of IMI.
ESA operating loss in 2023 was $4.7 million and 0.3% of ESA segment revenues, compared to $75.0 million and 5.1% of segment revenues in 2022. The $79.7 million decrease in operating income was mainly due to the write-off of $52 million non-cash expenses related to the closing of an underperforming subsidiary with limited synergies and to contract assets related to a discontinued project managed under the subsidiary, as well as negative program mix.

For distribution of operating income by segments see the tables on page 16.

Financial expenses, net for the year ended December 31, 2023 were $137.8 million, as compared to $51.4 million in the year ended December 31, 2022. The financial expenses in 2023 were higher mainly as a result of the significant increase in interest rates.

Other expenses, net in 2023 were $4.8 million, as compared to $23.6 million in 2022. The higher level of expenses in 2022, resulted mainly from revaluation of holdings in affiliated companies, and expenses related to non-service costs of pension plans.

Taxes on income for the year ended December 31, 2023 were $22.9 million (effective tax rate of 10.1%), as compared to $24.1 million (effective tax rate of 8.2%) in the year ended December 31, 2022. The tax expenses in 2022 and 2023 were affected by tax benefits related to adjustments for prior years following tax settlements in some of the Company's subsidiaries in Israel in 2022 and 2023.

Equity in net earnings of affiliated companies for the year ended December 31, 2023 were $12.3 million, as compared to $7.0 million in the year ended December 31, 2022.

Non-GAAP(*) net income attributable to the Company's shareholders for the year ended December 31, 2023 was $298.8 million (5.0% of revenues), as compared to $279.4 million (5.1% of revenues) in the year ended December 31, 2022. GAAP net income attributable to the Company's shareholders in the year ended December 31, 2023 was $215.1 million (3.6% of revenues), as compared to $275.4 million (5.0% of revenues) in the year ended December 31, 2022. The lower level of net income in 2023 was mainly a result of the expenses related to the write-off of $52 million non-cash expenses related to the closing of an underperforming subsidiary with limited synergies and of contract assets related to a discontinued project managed under the subsidiary.

* see page 7

Earnings Release

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders for the year ended December 31, 2023 were $6.70, as compared to $6.27 for the year ended December 31, 2022. GAAP diluted net earnings per share attributable to the Company's shareholders in the year ended December 31, 2023 were $4.82, as compared to $6.18 in the year ended December 31, 2022.

Backlog of orders for the year ended December 31, 2023 totaled $17.8 billion, as compared to $15.1 billion as of December 31, 2022. Approximately 72% of the current backlog is attributable to orders from outside Israel. Approximately 60% of the current backlog is scheduled to be performed during 2024 and 2025.

Net cash provided by operating activities in the year ended December 31, 2023 was $113.7 million, as compared to $240.1 million in the year ended December 31, 2022. Operating cashflows in 2023 were affected mainly by the increase in inventories and trade receivables offset by the increase in trade and other payables.

* see page 7

Earnings Release

Impact of the “Swords of Iron” War on the Company:

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of brutal attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in many other parts of Israel. Israel has also been attacked by other terrorist organizations on different fronts, including from Lebanon, which have prompted military responses from Israel. Following the attacks, the State of Israel declared a state of war, which is ongoing.

Since the commencement of hostilities, Elbit Systems has experienced a material increased demand for our products and solutions from the Israel Ministry of Defense (IMOD) compared to the demand levels prior to the war. We have also increased our support to the IMOD, mainly through deliveries of our systems and the dedicated efforts of our employees. At the same time, the Company continues to support its international customers. Subject to further developments, which are difficult to predict, the IMOD’s increased demand for the Company’s products and solutions may continue and could generate material additional orders to the Company.

While the vast majority of our facilities in Israel continue to operate uninterrupted, some of our operations have experienced disruptions due to supply chain and operational constraints, the relocation of certain production lines, evacuation of employees and mobilization of our employees for reserve duty. As of December 31, 2023, approximately 15% of our work force in Israel had been mobilized. Since December the number of employees mobilized has decreased to approximately 7% as of March 15, 2024, and could fluctuate depending on future developments.

Elbit Systems has taken a number of steps to protect the safety and security of our employees, support our increased production, mitigate potential supply chain disruptions and maintain business continuity, among them relocation of production lines from facilities in areas of the country that have been evacuated to other facilities; recruitment of additional employees; increased monitoring of our global supply chain to identify delays, shortages and bottlenecks; rescheduled deliveries to certain of our customers as necessary; and increased inventories.

The extent of the effects of the war on the Company's performance will depend on future developments of the war that are difficult to predict at this time, including its duration and scope. We continue to monitor the situation closely.

Earnings Release

* Non-GAAP financial data:

The following non-GAAP financial data, including Adjusted gross profit, Adjusted operating income, Adjusted net income, and Adjusted diluted earnings per share, is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, restructuring activities, uncompensated costs related to "Swords of Iron" war, non-cash stock based compensation expenses, revaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items. We present these non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods.

Specifically, management uses Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders to measure the ongoing gross profit, operating profit and net income performance of the Company because the measure adjusts for more significant non-recurring items, amortization expenses of intangible assets relating to prior acquisitions, and non-cash expense which can fluctuate year to year.

We believe Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders are useful to existing shareholders, potential shareholders and other users of our financial information because they provide measures of the Company’s ongoing performance that enable these users to perform trend analysis using comparable data.

Management uses Adjusted diluted earnings per share to evaluate further adjusted net income attributable to the Company’s shareholders while considering changes in the number of diluted shares over comparable periods.
We believe adjusted diluted earnings per share is useful to existing shareholders, potential shareholders and other users of our financial information because it also enables these users to evaluate adjusted net income attributable to Company’s shareholders on a per-share basis.

The non-GAAP measures used by the Company are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. They should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Three months ended December 31, 2023	Three months ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2022
GAAP gross profit	$382.1	$380.6	$1,483.0	$1,373.3
Adjustments:
Amortization of purchased intangible assets(*)	7.1	7.2	27.3	31.7
Restructuring of a subsidiary's activities	17.5	—	17.5	—
Stock based compensation(**)	0.4	0.2	1.8	1.6
Uncompensated labor costs related to "Swords of Iron" war	4.3	—	4.3	—
Non-GAAP gross profit	$411.4	$388.0	$1,533.9	$1,406.6
Percent of revenues	25.3%	25.8%	25.7%	25.5%

GAAP operating income	$67.6	$120.3	$369.1	$367.5
Adjustments:
Amortization of purchased intangible assets(*)	11.2	11.4	43.9	49.2
Restructuring of a subsidiary's activities	17.5	—	17.5	—
Stock based compensation (**)	2.4	1.1	12.1	10.5
Capital gain	—	—	—	(31.5)
Uncompensated labor costs related to "Swords of Iron" war	6.1	—	6.1	—
Non-recurring grant	—	(28.6)	—	(28.6)
Non-GAAP operating income	$104.8	$104.2	$448.7	$367.1
Percent of revenues	6.4%	6.9%	7.5%	6.7%

GAAP net income attributable to Elbit Systems’ shareholders	$30.0	$85.3	$215.1	$275.4
Adjustments:
Amortization of purchased intangible assets(*)	11.2	11.4	43.9	49.2
Restructuring of a subsidiary's activities	17.5	—	17.5	—
Stock based compensation(**)	2.4	1.1	12.1	10.5
Capital gain	—	—	—	(20.5)
Revaluation of investments measured under fair value method	3.0	14.8	3.0	10.2
Non-operating foreign exchange (gains) losses	6.2	(3.0)	12.0	(10.5)
Uncompensated labor costs related to " Swords of Iron" war	6.1	—	6.1	—
Non-recurring grant	—	(28.6)	—	(28.6)
Tax effect and other tax items, net	(6.7)	(4.9)	(10.9)	(6.3)
Non-GAAP net income attributable to Elbit Systems' shareholders	$69.7	$76.1	$298.8	$279.4
Percent of revenues	4.3%	5.1%	5.0%	5.1%

GAAP diluted net EPS	$0.67	$1.91	$4.82	$6.18
Adjustments, net	0.89	(0.20)	1.88	0.09
Non-GAAP diluted net EPS	$1.56	$1.71	$6.70	$6.27

(*)    While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.
(**)    For consistency, the Company adjusted its stock based compensation expenses in previous periods.

Earnings Release
Recent Events:

On November 29, 2023, the Company announced that according to the announcement of the U.S. Department of Defense, Elbit Systems' U.S. subsidiary, Elbit Systems of America – Night Vision LLC, was awarded an indefinite delivery/ indefinite quantity (ID/IQ) contract with a maximum ceiling of $500 million, for the supply of Squad Binocular Night Vision Goggle systems; spare and repair parts; contractor logistics supports and test article refurbishment.

On December 18, 2023, the Company announced, in furtherance of the Company's report from November 28, 2023, that since the beginning of the Swords of Iron War, it has been awarded a series of contracts by the Israel Ministry of Defense in an aggregate amount that is material to the Company.

On February 20, 2024, the Company announced that it was awarded a contract in an amount of approximately $300 million to supply weapon, reconnaissance, driving, and situational awareness systems for approximately 230 armored vehicles, to a European customer. The contract will be performed over a period of six years and includes custom design, production, lifecycle maintenance and complete in-country support.

On February 26, 2024, the Company announced, following its announcement from August 16, 2023, that it was awarded a contract worth approximately $600 million to supply systems to Hanwha Defense Australia for the Australian Land 400 Phase 3 Project. This project aims to deliver advanced protection, fighting capabilities and sensors suite to the Redback Infantry Fighting Vehicles for the Australian Army. The contract will be performed over a period of five years.

On March 5, 2024, the Company announced that it expects to record non-cash expenses of approximately $52 million in the fourth quarter of 2023. The expenses are related to the write-off of inventory due to the closing of an underperforming subsidiary with limited synergies to the Company, and of contract assets related to a discontinued project managed under the subsidiary.

On March 25, 2024, the Company announced that it was awarded a contract worth approximately $300 million to supply defense solutions to an international customer. The contract will be performed over a period of ten years.

Dividend:

The Board of Directors declared a dividend of $0.50 per share. The dividend’s record date is April 24, 2024. The dividend will be paid on May 6, 2024, after deduction of taxes at the source, at the rate of 16.8%.

Earnings Release
Conference Call:

The Company will be hosting a conference call today, Tuesday, March 26, 2024, at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: 03-918- 0644
International Dial-in Number: 972-3- 918- 0644

at 9:00am Eastern Time; 6:00am Pacific Time; 3:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

Investor conference

Starting at 10:00 am Israel time (4:00 am Eastern Time) Tuesday, March 26, 2024, Elbit Systems will host an investor conference in Israel. The event will be streamed live in Hebrew with a simultaneous English translation. A recording of the event will be available shortly after the event concludes. The live webcast and recording will be available in the Investor Relations section of Elbit Systems’ website at http://www.elbitsystems.com.

Investors and analysts that wish to ask questions related to topics discussed at the investor conference are welcome to present their questions during the Q&A part of the financial results conference call.
Annual Report

The Company's Annual Report on Form 20-F (including its financial statements for the fiscal year ended December 31, 2023) will be filed on March 28, 2024.

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.
Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.
Elbit Systems employs approximately 19,000 people in dozens of countries across five continents. In 2023, the Company reported approximately $6.0 billion in revenues and an order backlog of $17.8 billion.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Consolidated revenue distribution by geographical regions and by segments

Earnings Release

Company Contact:

Dr. Yaacov (Kobi) Kagan, EVP & Chief Financial Officer
Tel: +972-77-2946663 kobi.kagan@elbitsystems.com

Rami Myerson, VP, Investor Relations
Tel: +972-77-2948984 rami.myerson@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: +972-77-2947602 dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others, including the duration and scope of the current war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.
(FINANCIAL TABLES TO FOLLOW)

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollar)

	As of December 31, 2023 Audited	As of December 31, 2022 Audited
Assets
Cash and cash equivalents	$197,429	$211,108
Short-term bank deposits	10,518	1,040
Trade and unbilled receivables and contract assets, net	2,716,762	2,574,605
Other receivables and prepaid expenses	285,352	298,698
Inventories, net	2,298,019	1,946,326
Total current assets	5,508,080	5,031,777

Investments in affiliated and other companies	145,350	159,604
Long-term trade and unbilled receivables and contract assets	364,719	374,054
Long-term bank deposits and other receivables	87,648	112,525
Deferred income taxes, net	23,423	20,025
Severance pay fund	206,943	227,786
Total	828,083	893,994

Operating lease right of use assets	425,884	405,446
Property, plant and equipment, net	1,087,950	949,207
Goodwill and other intangible assets, net	1,889,585	1,935,227
Total assets	$9,739,582	$9,215,651

Liabilities and Equity
Short-term credit and loans	$576,594	$115,076
Current maturities of long-term loans and Series B, C and D Notes	75,286	76,555
Operating lease liabilities	67,390	69,322
Trade payables	1,254,126	1,067,818
Other payables and accrued expenses	1,194,347	1,171,357
Contract liabilities	1,656,103	1,777,161
Total	4,823,846	4,277,289

Long-term loans, net of current maturities	41,227	264,541
Series B, C and D Notes, net of current maturities	342,847	415,537
Employee benefit liabilities	510,416	618,088
Deferred income taxes and tax liabilities, net	55,240	72,965
Contract liabilities	354,319	217,075
Operating lease liabilities	363,100	344,585
Other long-term liabilities	298,296	247,896
Total	1,965,445	2,180,687

Elbit Systems Ltd.'s equity	2,947,503	2,755,221
Non-controlling interests	2,788	2,454
Total equity	2,950,291	2,757,675
Total liabilities and equity	$9,739,582	$9,215,651

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars)

	Year ended December 31, 2023 Audited	Year ended December 31, 2022 Audited	Three months ended December 31, 2023 Audited	Three months ended December 31, 2022 Audited
Revenues	$5,974,744	$5,511,549	$1,625,794	$1,506,430
Cost of revenues	4,491,790	4,138,266	1,243,685	1,125,800
Gross profit	1,482,954	1,373,283	382,109	380,630
Operating expenses:
Research and development, net	424,420	435,650	117,355	125,425
Marketing and selling, net	359,141	326,020	91,296	87,745
General and administrative, net	330,285	313,047	105,879	75,773
Other operating income, net	—	(68,918)	—	(28,644)
Total operating expenses	1,113,846	1,005,799	314,530	260,299
Operating income	369,108	367,484	67,579	120,331

Financial expenses, net	(137,827)	(51,364)	(45,836)	(26,759)
Other income (expense), net	(4,787)	(23,562)	588	(14,466)
Income before income taxes	226,494	292,558	22,331	79,106
Taxes on income	(22,913)	(24,131)	5,045	4,547
Income after taxes on income	203,581	268,427	27,376	83,653

Equity in net earnings of affiliated companies	12,275	7,042	3,028	1,818

Net income	$215,856	$275,469	$30,404	$85,471

Less: net income attributable to non-controlling interests	(725)	(21)	(394)	(175)
Net income attributable to Elbit Systems Ltd.'s shareholders	$215,131	$275,448	$30,010	$85,296

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$4.85	$6.21	$0.68	$1.92
Diluted net earnings per share	$4.82	$6.18	$0.67	$1.91

Weighted average number of shares used in computation of:
Basic earnings per share	44,375	44,322	44,445	44,343
Diluted earnings per share	44,592	44,581	44,630	44,583

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Year ended December 31, 2023 Audited	Year ended December 31, 2022 Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$215,856	$275,469
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	164,799	161,290
Stock-based compensation	12,141	10,463
Amortization of Series B, C and D related issuance costs, net	579	773
Deferred income taxes and reserve, net	(13,165)	(2,219)
Gain on sale of property, plant and equipment	(651)	(18,995)
Loss (gain) on sale of investment and revaluation of investments held under fair value method	4,990	(7,360)
Equity in net earnings of affiliated companies, net of dividend received (*)	10,046	11,368
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables and contract assets and prepaid expenses	(96,594)	97,151
Increase in inventories, net	(351,594)	(305,058)
Increase (decrease) in trade payables, other payables and accrued expenses	175,446	(123,289)
Severance, pension and termination indemnities, net	(24,331)	(51,689)
Increase (decrease) in contract liabilities	16,187	192,164
Net cash provided by operating activities	113,709	240,068
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(187,037)	(205,110)
Acquisitions of subsidiaries and business operations, net of cash assumed	(10,380)	(12,430)
Deferred payment on acquisition	—	(50,749)
Investments in affiliated companies and other companies, net	(5,416)	(4,466)
Proceeds from sale of property, plant and equipment	1,466	24,882
Proceeds from sale of a subsidiary and an investment	151	93,138
Proceeds from sale of long-term deposits, net	83	186
Proceeds from (investment in) short-term deposits, net	(9,467)	2,567
Net cash used in investing activities	(210,600)	(151,982)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	30	24
Issuance of commercial paper	313,620	—
Repayment of long-term loans	(246,231)	(122,353)
Proceeds from long-term bank loans	20,000	39,547
Repayment of Series B, C and D Notes	(62,434)	(65,379)
Dividends paid (**)	(89,248)	(86,813)
Change in short-term bank credit and loans, net	147,475	99,003
Net cash provided by (used in) financing activities	83,212	(135,971)
Net increase (decrease) in cash and cash equivalents	(13,679)	(47,885)
Cash and cash equivalents at the beginning of the period	$211,108	$258,993
Cash and cash equivalents at the end of the period	$197,429	$211,108
(*) Dividend received from affiliated companies	$22,321	$18,409
(**) Dividends paid during 2023 included approximately $500 paid by subsidiaries to non-controlling interests.

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(In millions of US Dollars)
Consolidated Revenues by Geographical Regions:

	Twelve months ended December 31, 2023 Audited	%	Twelve months ended December 31, 2022 Audited	%	Three months ended December 31, 2023 Audited	%	Three months ended December 31, 2022 Audited	%
Israel	$1,167.2	19.5	$1,071.9	19.4	$437.2	26.9	$271.5	18.0
North America	1,417.7	23.7	1,489.7	27.0	368.1	22.6	399.5	26.5
Europe	1,776.4	29.7	1,243.6	22.6	446.7	27.5	384.5	25.5
Asia-Pacific	1,263.8	21.2	1,405.5	25.5	295.6	18.2	367.4	24.4
Latin America	120.7	2.0	119.9	2.2	35.6	2.2	43.1	2.9
Other countries	228.9	3.9	180.9	3.3	42.6	2.6	40.4	2.7
Total revenue	$5,974.7	100.0	$5,511.5	100.0	$1,625.8	100.0	$1,506.4	100.0

Consolidated Revenues by Segments:

	Twelve months ended December 31, 2023 Audited	Twelve months ended December 31, 2022 Audited	Three months ended December 31, 2023 Audited	Three months ended December 31, 2022 Audited
Aerospace
External customers	$1,613.2	$1,471.1	$425.0	$418.5
Intersegment revenue	260.1	262.1	78.4	69.0
Total	1,873.3	1,733.2	503.4	487.5
C4I and Cyber
External customers	668.4	631.3	177.7	179.2
Intersegment revenue	52.7	47.1	10.9	11.1
Total	721.1	678.4	188.6	190.3
ISTAR and EW
External customers	996.9	882.2	261.3	222.2
Intersegment revenue	182.5	163.4	43.6	43.4
Total	1,179.4	1,045.6	304.9	265.6
Land
External customers	1,241.0	1,075.8	356.3	269.8
Intersegment revenue	65.2	92.7	13.1	14.1
Total	1,306.2	1,168.5	369.4	283.9
ESA
External customers	1,455.2	1,451.1	405.5	416.7
Intersegment revenue	9.7	5.6	4.0	2.6
Total	1,464.9	1,456.7	409.5	419.3
Revenues
Total revenues (external customers and intersegment) for reportable segments	6,544.9	6,082.4	1,775.8	1,646.6
Less - intersegment revenue	(570.2)	(570.9)	(150.0)	(140.2)
Total revenues	$5,974.7	$5,511.5	$1,625.8	$1,506.4

Earnings Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES (CONT.)
(In millions of US Dollars)

Operating Income by Segments:

	Year Ended December 31, 2023 Audited	Year Ended December 31, 2022 Audited
Aerospace	$125.4	$106.8
C4I and Cyber	50.7	49.0
ISTAR and EW	134.9	49.1
Land	80.6	28.6
ESA	(4.7)	75.0
Segment operating income	386.9	308.5
Unallocated corporate income (expense)	(17.8)	(9.9)
Other operating income	—	68.9
Operating income	$369.1	$367.5